Exhibit 4.3

AMENDMENT NO. 2

STREAMLINE HEALTH SOLUTIONS, INC.

2005 INCENTIVE COMPENSATION PLAN

1. Section 4.1 is hereby amended in its entirety and shall provide as follows:

“4.1. Number of Shares.

(a) Subject to adjustment as provided in Section 4.2 herein, the aggregate number of Shares that may be delivered under this Plan at any time shall not exceed two million five hundred thousand (2,500,000) Shares. Stock delivered under this Plan may consist, in whole or in part, of authorized and unissued Shares or treasury Shares. To the extent that Shares subject to an outstanding Award under this Plan are not issued by reason of the forfeiture, termination, surrender, cancellation or expiration while unexercised of such award, by reason of the tendering or withholding of Shares (by either actual delivery or by attestation) to pay all or a portion of the purchase price or to satisfy all or a portion of the tax withholding obligations relating to an Award, by reason of being settled in cash in lieu of Stock or settled in a manner such that some or all of the Shares covered by the Award are not issued to a Participant, or being exchanged for a grant under this Plan that does not involve Stock, then such shares shall immediately again be available for issuance under this Plan. The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against the Plan maximum as it may deem appropriate.

(b) Shares of Stock issued in connection with the Predecessor Plans and/or awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries shall not reduce the number of Shares available for issuance under this Plan.

(c) Subject to Section 4.2, the following limitations shall apply to awards under the Plan with respect to Awards of Incentive Stock Options, up to two million five hundred thousand (2,500,000) Shares that may be issued under this Plan.”

2. Except as provided in Section 1 above, all other provisions of the 2005 Plan remain in full force and effect without change or other modification.